Bionomics Limited

04046862

11 November 2004

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

SEC MAIL PROCESSING
RECEIVED
NOV 23 2004
WASH, D.C. 202 SECTION

SUPPL

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

Per: Jill Mashado
Company Secretary

PROCESSED
DEC 29 2004
THOMSON
FINANCIAL

12/21

Bionomics Limited ABN 53 075 582 740
31 Dalgleish Street Thebarton SA Australia 5031 **Phone** 61 8 8354 6100 **Fax** 61 8 8354 6199 **Email** info@bionomics.com.au

11.11.2004

Chairman's Address – Bionomics Limited 2004 AGM

Ladies & Gentleman

Once again, on behalf of the Board, a warm welcome to our fellow shareholders and invited guests – including in particular Chairman elect Peter Jonson.

Observations about the last 5 years

Next month will mark 5 years since Bionomics' ASX listing in 1999. In view of this (together with the Board's decision to extend the term of CEO Deborah Rathjen's contract, and my retirement as Chairman), it is timely to begin this address with some observations on the performance of our Company over that period.

These observations about Bionomics should be viewed against the following industry background:-

- The biotechnology industry continues to produce remarkable results – results which have much enhanced the understanding of the systems and processes involved in serious human disease. For example, in the USA alone, there are over 370 biotechnology derived drugs and vaccines currently in clinical trials, and medical diagnostic tests are increasingly detecting conditions early enough to enable successful treatment of these conditions, (we will hear more about this in the Bionomics context at this meeting).
- Notwithstanding the substantial risks involved in biotechnology research, development and commercialisation (about which we have continually reminded shareholders!) the rewards to the winners for success have continued to be very high, and industry growth prospects are generally strong. Our observation at the 2001 AGM that "this is not a transient, short-lived industry", has indeed proved correct, though of course we acknowledge that this is a high risk/high reward industry with the number of companies that don't make it well exceeding the number of high reward winners!

- This is an interesting slide - as you can see, over the last five years the market value of the USA Biotechnology industry has (apart from the brief but substantial upward spike in 2000/2001) been trending steadily upwards (from about US$140 billion in 1999 to over US$300 billion now) – all the signs of an industry that is doing thoroughly worthwhile, sustainable things. And there is little doubt that in part these increases in shareholder value were due to the value USA markets place on intellectual property portfolios rather than simply traditional revenues and earnings.

Turning now to Bionomics in particular:-

At the first AGM of Bionomics after ASX listing, we stated that

> "Bionomics is committed to building shareholder value, initially at least by increasing the value of our intellectual property portfolio"

In making this commitment to building our intellectual property base, we recognised that it would likely take sometime for this

IP value to be acknowledged by the Australian sharemarket – a risk that I believe we have communicated to our shareholders. Our view is that this likelihood has indeed come to pass, and that our intellectual property and R & D is materially undervalued by the sharemarket, as evidenced by the following specific and substantial R & D achievements over the last 5 years:-

These achievements have included the discovery of genes associated with different forms of epilepsy and blood vessel growth, validation of genes as drug targets and development of a diagnostic test for severe childhood epilepsy. Bionomics achievements can be measured by our partnerships for therapeutic product discovery and development and worldwide diagnostic marketing, a substantial intellectual property base including granted patents, the award of more R & D Start Grants and two Biotechnology Innovation Fund Grants and, numerous publications in highly regarded international scientific journals.

2003 / 2004 Performance

Further evidence of the tangible value of our R & D is the recent signing of two agreements relating to epilepsy diagnostic tests. Deborah Rathjen will more fully describe the significance of these agreements shortly. Suffice it to say that for a range of reasons, achieving these two agreements is both very pleasing and a great credit to the Bionomics team. These deals have a significance exceeding the material upfront cash inflows to Bionomics that will result, largely by way of recognition that the R & D efforts of the last few years have indeed achieved real, realisable value. The deals will clearly establish the scientific credentials of Bionomics.

On other aspects of last year's performance, Deborah Rathjen will also describe in specific terms corporate and R & D performance over the past year, so I will not pre-empt that here...........In summary, further significant progress was made in both the R & D and corporate areas. Much was achieved, and the Board is well pleased with the results.

Finance

Turning now to finance.......

The significant matters include:-

- Income for the year to 30 June 2004 was $2.0 million, compared with $1.6 million the previous year. The main component of this income was the second year of our R & D Start Grant payments together with some milestone payments by Nanogen Inc.
- In February / March this year, an institutional placement and a shareholders' entitlements issue were successfully completed, raising approximately $5.8 million after expenses. The Board chose this combined structure to ensure the certainty of a capital raising of about $6 million, whilst also respecting the rights of existing shareholders to participate in the capital raising. We were very pleased with the outcome.
- Cash on hand at 30 June this year was $8.7 million, which at current cash burn rates will be more than sufficient to meet our self imposed 2 year funding benchmark,

excluding recently announced additional Grant funding of approximately $270,000 and upfront, milestone and royalty payments resulting from the 2 agreements referred to earlier. In other words, the Company remains in a relatively sound financial position.

- Tight cost control continues, and the Board remains satisfied that the ratio between corporate overheads and administration costs on one hand and real, value adding R & D work on the other hand, is appropriate. (Currently, 68 cents in each dollar spent is on R & D, up from 58 cents four years ago.)
- Finally, the Board's view is that we must, in shareholders interests, take all reasonable steps to maintain this financial underpinning of our programs, particularly of our exciting and growing drug discovery programs. Therefore, as I noted last year, we are continually investigating various sources of additional financing, and will access these sources when and if appropriate – with the interests of existing shareholders first and foremost in mind. These sources include equity raisings; collaborative research and commercialisation arrangements and, provided they fit strategically, corporate merger opportunities.

Corporate Governance

As advised at last year's AGM, Bionomics is advancing our ASX corporate governance compliance and review program over a three year timetable, commencing June 2003. We are committed to achieving and applying a high standard of corporate governance taking into consideration the company's size and the industry in which the company operates.

Specific actions that have been taken are set out in the Annual Report, and details of the timetable are on the Company's website. We are confident, based on the solid progress made to date, that we will meet this timetable, and I gratefully acknowledge the major contribution that Peter Maddern (as Chairman of the Audit and Compliance Committee) has made to this major task.

People

Now some comments about our people:-

- Last month we announced the extension of Deborah Rathjen's CEO contract for 3 years from its existing expiry date of June next year. In view of Deborah's passionate commitment to Bionomics' success, and her demonstrated capabilities, her decision to extend her contract is in the Board's view very positive for the Company's prospects of converting the excellent R & D work over the last few years into real and substantial increases in shareholder value over the next few years. (In this context the recent diagnostic test agreements are a significant step in making this transition!)
- In May 2004 the appointment of Dr Tim Harris to the Bionomics Scientific Advisory Board ("SAB") was announced. Dr Harris is the CEO of leading US biotech company, Structural GenomiX Inc., a company he co-founded in 1999. Tim Harris will add substantial international experience and value in advising on the Company's drug discovery programs.
- Also in May, the Company announced the retirements of Professors Mathew Vadas, Erkki Ruoslahti and Ullrich from the SAB, each having served four years, with Professor Vadas having served over that period as co-chair of the

SAB. The Board thanks them for their valuable roles in the formative years of the Company's scientific development. In particular, we are deeply appreciative to Professor Vadas as scientific co-founder of Bionomics (with Professor Grant Sutherland, who is with us today) for his foresight in recognising the potential of the genomics revolution to lead to better health outcomes for patients and his creativity in guiding the formation of the Company.

- Without denigrating the significance of it, we will deal with the change of Chairman towards the close of this meeting.

Concluding Observations

Much has been achieved since Bionomics' formation in 1998 and its ASX listing in 1999. Bionomics is now a recognised leader in understanding the genetics of epilepsy and the processes that drive cancer growth. The Company has matured from a 'virtual' entity with limited internal resources to a Company characterised by substantial scientific substance and achievements, a talented management team and, notwithstanding the risks, excellent growth prospects. The Bionomics team remain deeply committed to turning these

growth prospects into tangible increases in shareholder value – the team is indeed determined to achieve the high reward / winner status that I referred to at the beginning of this address!

Thankyou for being with us, and I now invite Deborah Rathjen to present to us, and in doing so, mention that on Tuesday this week Deborah was awarded the prestigious Inaugural AusBiotech President's Gold Medal for contributions to the Australian biotechnology industry.........over to you Deborah......

Market Cap. US Biotechnology Stocks

Market Capitalization, 1994–2004*



400
360
320
280
240
200
160
120
80
40
0
45
41
52
83
93
137.9
353.5
330.8
225
206
311
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
Year

*Amounts are U.S. dollars in billions.

Sources: Ernst & Young LLP and BioWorld

Bionomics Limited

CEO ADDRESS – AGM 2004

INTRODUCTION

Ladies and Gentlemen welcome and thank you for your attendance here today.

2004 has been a year of solid performance both in science and commercialization. We have made significant progress in executing our strategy having put in place licensing arrangements for the epilepsy diagnostic product now available the major market – North America.

SLIDE 1 – KEYS TO SUCCESS FOR BNO

The keys to our success are to target those therapeutic areas where Bionomics has a global competitive advantage – CNS disorders and angiogenesis. Our focus is balanced in favour of maximizing returns to the Company from its R&D. Our strategy is to exploit near term revenue opportunities in diagnostics to fuel our drug development pipeline. Our goal is now to develop a strong intellectual property position on drug compounds in addition to our existing IP in diagnostics, animal models, drug targets and genes. An additional key to our continued success is maintenance of our sound financial position which enables us to compete effectively in our chosen areas in the global biotech business arena.

SLIDE 2 – 2004: A YEAR OF STRONG PROGRESS BY BNO

I'd like to list some of the achievements of 2004 before I begin my operational review.

- We completed a large clinical study in patients with severe myoclonic epilepsy in the first 12 months of life – this study is likely to be regarded as a landmark study in the field.
- Completion of the study enabled the Company to conclude a licensing agreement with US company Athena Diagnostics. This agreement has the potential to secure a solid revenue stream for the Company based on royalty payments and milestone payments linked to sales targets achieved by Athena. We also announced a second epilepsy diagnostic licensing agreement this week, with Genetic Technologies (GTG) to whom Bionomics' granted worldwide rights in return for an upfront payment, royalties and milestone payments linked to sales targets achieved by GTG. Together with Nanogen Inc our current licensees cover each of the key market segments for the delivery of molecular diagnostic tests for epilepsy.
- We now have key drug discovery collaborations in place with WEHI, Southern Cross University and PerkinElmer Inc to implement our drug discovery strategy.
- We have achieved the Company's first Angene™ platform revenues and thus we now have revenues accruing from 2 areas of the company's activities in addition to the grant funding the Company receives for its R&D programs.
- This year has seen the Company create a solid foundation for future licensing of its cancer assets, including the proprietary drug target BNO69.

Bionomics established a US subsidiary Bionomics Inc this year to facilitate both IP ownership from our network of US collaborations and commercialization of IP.

Bionomics now has a part-time business development representative based in Boston to assist the Company in its commercialization activities.

SLIDE 3 – SMEI: SEVERE MYOCLONIC EPILEPSY OF INFANCY

Our CNS business strategy is to generate near term revenues through licensing of epilepsy diagnostic IP, these revenues will then be used to help fund our CNS drug discovery and development pipeline. The first diagnostic application to be licensed is for the diagnosis of SMEI which is a severe form of epilepsy with symptoms of febrile seizures beginning in the first months of life. The condition is associated with a high mortality rate, with up to 18% of children dying from their seizures and up to 50% showing evidence of developmental delay and brain damage in their second year. Early diagnosis is difficult and certain drugs aggravate seizures in these children. Bionomics diagnostic test makes possible earlier and more precise diagnosis which enables clinicians to make appropriate treatment decisions for children.

The development of this diagnostic test by Bionomics' represents a significant commercial advance for the Company following on from the world-renowned research of its collaborators.

SLIDE 4 – SMEI DIAGNOSTIC AVAILABLE IN NORTH AMERICA

Athena Diagnostics is now offering the SMEI test in North America. This slide shows the brochure which is being used by Athena to promote the test to neurologists. The licensing of IP, which underpins the test, to Athena and our other licensees was made possible by the extensive genetic analysis conducted by our collaborators the Women's and Children's Hospital in Adelaide and the University of Melbourne and the large clinical study conducted under the leadership of neurologists Professor Sam Berkovic and Associate Professor Ingrid Scheffer.

The Company is now looking at other epilepsy diagnostic opportunities from within its IP portfolio which are ripe for commercialization.

We know a great deal about the potential market for molecular tests for different forms of epilepsy, including SMEI, based on our knowledge of the number of neurologists, the number of potential patients, and the likely test pricing. For example, up to 230,000 children in the US may be candidates for our test. The fact that we are developing truly innovative products to meet clinical needs means however that it is difficult to prospectively estimate revenues at this early stage.

Under the terms of our licensing agreements with Athena and GTG, Bionomics has received upfront payments and will receive royalties on sales and milestone payments linked to the achievement of revenue targets. The latter may form the basis of a substantial revenue stream for Bionomics from each of its licensees.

SLIDE 5 – DRUG DISCOVERY PROGRAM IS TARGETING LARGE MARKETS WITH UNMET NEEDS

Bionomics drug discovery program is focused on the discovery of drugs which can be used to treat both epilepsy and anxiety. Epilepsy and anxiety are amongst the largest

worldwide markets for pharmaceutical products with revenues of the order of US$6 billion and US$14 billion respectively. There is still significant unmet clinical need in the treatment of both epilepsy and anxiety, with a need for fast acting medications which don't cause sedation, addiction or loss of memory. A staggering statistic is that 30% of people with epilepsy don't gain control of seizures with current medications.

SLIDE 6 – PROPRIETARY IONX® DRUG DISCOVERY TECHNOLOGIES UNDERPIN BIONOMICS' DRUG DISCOVERY

The drug discovery program, which receives funding under the federal government's R&D Start grant scheme, utilizes many components of Bionomics' proprietary platform ionX® including our GABA receptor genetics IP together with our patented mouse models and sophisticated brain recording capabilities. It's worth noting that we have developed the world's first animal model of inherited human epilepsy – a mouse model that exhibits human-like seizures.

Our longstanding and highly productive collaboration with the Howard Florey Institute continues to help Bionomics' build the value of the platform.

SLIDE 7 – BIONOMICS INTERNAL CAPABILITIES IN DRUG DISCOVERY ARE NOW UNDERPINNED BY STRONG COLLABORATIONS IN CHEMISTRY

The process of drug discovery and development requires an understanding of genetics and biology. It is a process which involves the screening of chemical libraries against a validated target. Medicinal chemistry is a discipline which then turns hits discovered in a screening program into optimized leads and drug candidates. One of our objectives this year was to fully implement our drug discovery plan. I am pleased to say that we have done this – gaining access to chemical libraries held by the Walter and Eliza Hall Institute (WEHI) in Melbourne and Southern Cross University in Lismore, to the *medicinal chemistry expertise of* WEHI *and the drug candidate optimisation* skills of the Centre for Drug Candidate Optimisation at the Victorian College of Pharmacy. Investments have been made in the latest drug discovery technologies helped by Bionomics' strategic alliance with the global company PerkinElmer. The program is now moving forward as planned under the capable direction of the Thebarton-based team at Bionomics with the scene set for significant progress in 2005.

SLIDE 8 – CNS 2004 MILESTONES ACHIEVED

In summary, Bionomics has made some important steps forward this year in our CNS program having:

- completed a large clinical study to validate the SMEI diagnostic test
- secured licensing agreements with Athena Diagnostics and Genetic Technologies
- positioned ourselves for significant progress in drug discovery
- continued to progress our IP, particularly in the areas of diagnostics and drug discovery

SLIDE 9 – ANGIOGENESIS

Angiogenesis is the process by which new blood vessels are formed. Angiogenesis is required for cancers to grow as this video illustrates. Angiogenesis inhibitors are set to become an increasingly important component of anti-cancer treatment. Angiogenesis is also important in other settings such as eye diseases and inflammation and therapeutic angiogenesis inhibitors are also under development for these indications. These products have been greeted by clinicians and the investment community in the US with enthusiasm. An angiogenesis inhibiting antibody approved by the US FDA in February of this year – Avastin – is anticipated to be a blockbuster drug.

Bionomics angiogenesis program is identifying and validating novel targets for interrupting angiogenesis. We have an active collaboration with the Danish company Genmab A/S for the generation of therapeutic antibodies and we were pleased to have recently achieved further funding from the Biotechnology Innovation Fund and BioInnovation SA to progress our antibody targets. We have also made considerable progress in generating interest in our proprietary platform Angene™ for angiogenesis drug discovery. This interest has recently converted to revenues for Bionomics.

SLIDE 10 – BNO69 PLAYS A MAJOR ROLE IN BREAST CANCER AND ANGIOGENESIS

One of the many exciting targets under investigation by Bionomics is BNO69. Our scientists have demonstrated that molecules which silence the expression of the BNO69 gene inhibit both angiogenesis and breast cancer cell growth. Part of the attractiveness of BNO69 as an angiogenesis target is the fact that silencing disrupts 2 major angiogenic pathways, including the pathway targeted by Avastin.

SLIDE 11 - BNO69 GENE SILENCING INHIBITS BREAST CANCER GROWTH IN ANIMALS

Recent data in animal models of breast cancer have indicated that BNO69 gene silencing is able to reduce the growth of breast cancer. This is a very exciting new development which has boosted significantly our interest in this target as well as the prospects for licensing Bionomics' IP on the target and the gene silencing molecules.

SLIDE 12 – ANGIOGENESIS MILESTONES ACHIEVED

All up our angiogenesis program has had a great year commencing with completion of the Angene™ platform rollout in March. We are now generating revenues from contracts with a biotech company and we will focus on growing these revenues. Importantly for maintaining future upside for the company we have significantly progressed target validation.

SLIDE 13 – THE COMPANY IS IN A SOUND FINANCIAL POSITION

In 2004 Bionomics increased its cash in flows and managed down its losses. With growing revenues from epilepsy diagnostic product licenses and the Angene™ platform the Company continues to be on a sound financial footing.

SLIDE 14 – POSITIVE OUTLOOK FOR 2005

In conclusion Ladies and Gentlemen I am pleased to deliver this report to you as the prospects for Bionomics' and the opportunities before us in 2005 are indeed positive. Our CNS and angiogenesis programs are now generating revenues – our focus is on growing those revenues. We have a well defined strategy for both near term and longer term revenues with significant upside potential from our drug discovery program.

We have already seen the US launch of our SMEI diagnostic by Athena, only a month or so after signing the licensing agreement, and the signing of a second licensee in GTG, with GTG's recently reported intention of making the test available this month.

Bionomics is without peer in the world in its epilepsy research and ionX™ platform for drug discovery and development. The Company is a clear leader in the niche it occupies and has established a competitive position in angiogenesis.

In the next 12 months we will continue to leverage our world-class science to secure additional licensing deals, with the objective of building sustainable shareholder value.

Thank you once again for your time here today. We appreciate your support and we look forward to reporting our progress to you during the coming year.

Turning gene science into diagnostics and drugs

Annual General Meeting November

Bionomics Limited

Keys to Success for Bionomics

- CNS disorders and Angiogenesis in line with BNO competitive advantage
- Focus balanced in favour of maximizing returns
  - Exploiting near term opportunities in diagnostics to fund drug development pipeline
- IP position on molecules in addition to existing IP in diagnostics, animal models and targets
- Sound financial position

Bionomics Limited

2004: A Year of Strong Progress by BNO

- SMEI clinical study completed
- SMEI diagnostic licensing deals with Athena Diagnostics and Genetic Technologies
- Key drug discovery partnerships in place in epilepsy and anxiety
- First Angene™ platform revenues
- Solid foundation for licensing cancer assets and future prosecution of cancer drug discovery and development
  - Validation of BNO69 in angiogenesis and breast cancer
- Bionomics Inc.

Bionomics Limited

SMEI: Severe Myoclonic Epilepsy of Infancy


Generate revenue via licensing
Funding of CNS drug discovery and development
Improved treatment

- SMEI is a severe form of childhood epilepsy
  - Up to 18% mortality and up to 50% show developmental delay and brain damage
- Early diagnosis difficult and treatment is disappointing
  - Certain drugs can make seizures worse
- Bionomics' SMEI Diagnostic Test meets clinical needs
  - Leads to early and precise diagnosis
  - Enables early choice of appropriate treatment strategies

Bionomics Limited

SMEI Diagnostic now available in US



Bionomics Limited

Bionomics' drug discovery program targeting large markets with unmet needs

Epilepsy

- US$6 billion and growing at 17% pa
- Up to 3% of the population have epilepsy
- Many drugs are poorly tolerated and have many side-effects
- 30% of patients don't gain control of seizures with current drugs

Anxiety

- US$14.5 billion in 2003
- Approximately 2 million Australians suffer from an anxiety disorder
- Patients need medications which are non-sedating, non-addictive and don't affect memory

Bionomics Limited


ionX® Drug Discovery Technologies
α1 β2 γ2
loxP
loxP
short
NEO
long arm 10 kb
R/R
Q/Q


Bionomics – internal capability underpinned by strong collaborations
BIONOMICS
Chemical Libraries
Hit Identification HTS
Lead Series Selection
Lead Optimisation
Walter and Eliza Hall Institute
Southern Cross University
Walter and Eliza Hall Institute
HTCS Facility
Medicinal Chemistry
Walter and Eliza Hall Institute
CRC-IDD Medicinal Chemistry
Centre For Drug Candidate Optimisation

CNS 2004 Milestones Achieved

- Patent progress to support commercialization of epilepsy diagnostics and drug discovery
- Key drug discovery partnerships
- Athena Diagnostics and Genetic Technologies epilepsy diagnostic product deals
- Completed SMEI clinical study to support initial epilepsy diagnostic product

Angiogenesis


After treatment with anti-angiogenic drugs, tumor growth is inhibited

BNO69 plays a major role in Breast Cancer and Angiogenesis

- BNO69 silencing:
  - inhibits angiogenesis and breast cancer cell growth
  - disrupts two major angiogenic pathways, including the pathway targeted by Avastin
  - inhibits breast cancer growth in animals


Absorbance 492nm
0.30
0.25
0.20
0.15
0.10
0.05
0
no GF
VEGF/bFGF (10ng/ml)
VEGF (10ng/ml)
bFGF (10ng/ml)
vector control
BNO69 siRNA

BNO69 Silencing inhibits the Tumorigenic Ability of Breast Cancer cells in vivo


vector
cells
BNO69
Day



*P<0.05 (One Way ANOVA - post-hoc test - Tukey's)

Angiogenesis - 2004 Milestones

- Completed Angene™ platform rollout in March
- Generated revenue from screening compounds for fee for service using Angene™ platform
- Progressed target validation
  - BNO69 collaboration with Louisiana Gene Therapy Consortium
  - BNO69 published in *Proceedings National Academy of Sciences (USA)*

Sound Financial Position

- Increased cash inflows
- Managed down losses
- Growing revenues from epilepsy diagnostic licensing and Angene™ platform



$000's
$2,000
$1,500
$1,000
$500
$0
$705
$1,257
$1,543
$1,933
2000-01
2001-02
2002-03
2003-04



$000's
$5,000
$4,000
$3,000
$2,000
$1,000
$0
$3,279
$3,490
$4,541
$3,575
2000-01
2001-02
2002-03
2003-04

Bionomics Limited

11 November 2004

RECEIVED
NOV 23 2004
SEC MAIL PROCESSING
WASH, D.C. 202 SECTION

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

Per: Jill Mashado
Company Secretary

Bionomics Limited ABN 53 075 582 740
31 Dalgleish Street Thebarton SA Australia 5031 **Phone** 61 8 8354 6100 **Fax** 61 8 8354 6199 **Email** info@bionomics.com.au

Bionomics Limited

ABN 53 075 582 740

ASX ANNOUNCEMENT
11 NOVEMBER 2004

BIONOMICS COMMERCIALISATION GAINING MOMENTUM

Commercialisation of its proprietary gene technology is now well underway, Bionomics Limited (ASX:BNO, BNOOA, US OTC: BMICY) shareholders were told at today's Annual General Meeting in Adelaide.

Chairman Mr Fraser Ainsworth and CEO and Managing Director Dr Deborah Rathjen highlighted the revenue generating deals the Company now has in place. Last month Athena Diagnostics licensed Bionomics' childhood test for severe epilepsy for North America and Japan. Athena has now made the test available to the 5,000 neurologists it services in the United States. In a second diagnostic deal Bionomics has granted worldwide testing and marketing rights, including exclusivity for Australia and New Zealand, to Genetic Technologies (GTG). Testing will be performed by GTG and will also be made available by GTG to the GENDIA network of international genetic testing laboratories, which will bring the Bionomics' developed test to more than 70 countries around the world, including key markets in USA and Europe.

Dr Rathjen commented, "We have already seen the US launch of Bionomics first epilepsy diagnostic test by Athena, only a month or so after signing the licensing agreement. Earlier this week we secured a second licensee for the test in Genetic Technologies (GTG). GTG are now working towards providing the test in Australia as soon as possible".

Bionomics commenced fee for service research for an undisclosed biotechnology company and recorded its first fee for service income from the Company's proprietary Angene™ drug discovery platform.

"Our CNS and angiogenesis programs are now generating revenues – our focus now is on growing those revenues. We have a well defined strategy for near term and longer term revenues with significant upside potential from our drug discovery program," Dr Rathjen said.

Dr Rathjen also described progress in the Company's drug discovery program. "All elements of our drug discovery plan are now in place. Our internal capabilities and proprietary technology are now complemented by some outstanding collaborations with organisations that can take the hits from our discovery process and turn them into optimised leads and drug candidates for future development," Dr Rathjen stated.

Organisations working with Bionomics in its epilepsy and anxiety drug discovery efforts now include the Walter and Eliza Hall Institute and Southern Cross University.

Dr Rathjen also made particular mention of the significance of this week's announcement of the exciting results in a breast cancer model from a gene-silencing molecule targeting BNO69, one of Bionomics' proprietary drug targets. Tumours that were treated with BNO69 gene-silencing molecules showed a reduction in size of over 75% compared to untreated tumours in experiments conducted over 34 days. This result shows that BNO69 gene-silencing molecules have a profound effect on tumour growth and that BNO69 is potentially an effective drug target for treating breast cancer.

"This is a huge step forward for our angiogenesis (blood vessel formation) drug discovery program. It demonstrates that targeting BNO69 inhibits both angiogenesis and breast cancer growth in this model. It is a strong result in its own right but is also an endorsement of our approach to drug discovery in general," Dr Rathjen said.

As previously announced, Mr Fraser Ainsworth formally retired at the meeting as Chairman with Dr Peter Jonson now assuming that role.

FOR FURTHER INFORMATION PLEASE CONTACT:

DR DEBORAH RATHJEN
CEO & MANAGING DIRECTOR
BIONOMICS LIMITED
Ph: +61 8 8354 6101

About Bionomics Limited

Bionomics (ASX:BNO, BNOOA, US OTC:BMICY) is a world leader in genomics, holding patent applications at various stages of prosecution incorporating over 600 genes it has discovered and related utility in specific therapeutic and diagnostic applications. The Company is leveraging that expertise and intellectual property to generate both near term and longer-term revenues. Focusing on central nervous system disorders (particularly epilepsy) and cancer, Bionomics and its collaborative partners are developing diagnostics for the early detection of these conditions (near term revenue) and therapeutics to treat them (longer term revenue). The Company is looking to generate growth both organically and through acquisition.

Bionomics' drug and diagnostic development is built on two proprietary discovery platforms. IonX®, is used to identify genetic targets for potential diagnostics and therapeutics for epilepsy and Angene™ is used to identify angiogenesis based cancer drug prospects.

For more information about Bionomics, visit www.bionomics.com.au

Factors Affecting Future Performance

This announcement contains "forward-looking" statements within the meaning of the United States' Private Securities Litigation Reform Act of 1995. Any statements contained in this press release that relate to prospective events or developments, including, without limitation, statements made regarding Bionomics' epilepsy diagnostic products, fee for service income, BNO69, BNO69 gene-silencing molecules, Bionomics' angiogenesis research programs, drug discovery programs and Bionomics' pending patent applications are deemed to be forward-looking statements. Words such as "believes," "anticipates," "plans," "expects," "projects," "forecasts," "will" and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by these forward-looking statements, including risks related to

our available funds or existing funding arrangements, a further downturn in our customers' markets, our failure to introduce new products or technologies in a timely manner, regulatory changes, risks related to our international operations, our inability to integrate acquired businesses and technologies into our existing business and to our competitive advantages, as well as other factors. Subject to the requirements of any applicable legislation or the listing rules of any stock exchange on which our securities are quoted, we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this press release.

Bionomics Limited

11 November 2004

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

Per: Jill Mashado
Company Secretary

Bionomics Limited ABN 53 075 582 740
31 Dalgleish Street Thebarton SA Australia 5031 **Phone** 61 8 8354 6100 **Fax** 61 8 8354 6199 **Email** info@bionomics.com.au

BIONOMICS LIMITED
ABN: 53 075 582 740

ASX RELEASE
11 November 2004

Notice of outcome in respect of resolutions put to Annual General Meeting held at 11.30am 11 November 2004.

Bionomics Limited hereby gives notice to the Australian Stock Exchange Limited ("ASX") that shareholders of the Company passed all resolutions (i.e. Items 2 to 9 inclusive) considered before the meeting today.

With respect to Resolution 2, **re-election of Dr George Morstyn as a Non-Executive Director**, the total number of proxy votes in respect of which the appointments specified that:

(i)	The proxy is to vote for the resolution	18,566,397
(ii)	The proxy is to vote against the resolution	57,673
(iii)	The proxy is to abstain on the resolution	135,000
(iv)	The proxy may vote at the proxy's discretion	696,350

With respect to Resolution 3, **approval of the issue of shares to Directors**, the total number of proxy votes in respect of which the appointments specified that:

(i)	The proxy is to vote for the resolution	18,142,997
(ii)	The proxy is to vote against the resolution	597,654
(iii)	The proxy is to abstain on the resolution	33,952
(iv)	The proxy may vote at the proxy's discretion	270,317

With respect to Resolution 4, **approval of the issue of shares made on 28 July 2004**, the total number of proxy votes in respect of which the appointments specified that:

(i)	The proxy is to vote for the resolution	18,215,730
(ii)	The proxy is to vote against the resolution	450,903
(iii)	The proxy is to abstain on the resolution	79,970
(iv)	The proxy may vote at the proxy's discretion	273,175

With respect to Resolution 5, **approval of the issue of share options to Dr Timothy Harris made on 1 June 2004**, the total number of proxy votes in respect of which the appointments specified that:

(i)	The proxy is to vote for the resolution	18,160,760
(ii)	The proxy is to vote against the resolution	541,777
(iii)	The proxy is to abstain on the resolution	47,066
(iv)	The proxy may vote at the proxy's discretion	273,175

With respect to Resolution 6, **approval of the proposed issue of share options to Dr Deborah Rathjen**, the total number of proxy votes in respect of which the appointments specified that:

(i)	The proxy is to vote for the resolution	14,039,006
(ii)	The proxy is to vote against the resolution	4,691,447
(iii)	The proxy is to abstain on the resolution	40,000
(iv)	The proxy may vote at the proxy's discretion	274,325

With respect to Resolution 7, **approval of the proposed issue of share options to Non-Executive Directors**, the total number of proxy votes in respect of which the appointments specified that:

(i)	The proxy is to vote for the resolution	13,795,928
(ii)	The proxy is to vote against the resolution	4,894,359
(iii)	The proxy is to abstain on the resolution	57,952
(iv)	The proxy may vote at the proxy's discretion	268,681

With respect to Resolution 8, **approval of the Bionomics Limited Employee Share Plan**, the total number of proxy votes in respect of which the appointments specified that:

(i)	The proxy is to vote for the resolution	18,383,765
(ii)	The proxy is to vote against the resolution	363,002
(iii)	The proxy is to abstain on the resolution	23,686
(iv)	The proxy may vote at the proxy's discretion	271,467

With respect to Resolution 9, **approval of the increase in aggregate remuneration for Non-Executive Directors**, the total number of proxy votes in respect of which the appointments specified that:

(i)	The proxy is to vote for the resolution	17,643,127
(ii)	The proxy is to vote against the resolution	1,059,146
(iii)	The proxy is to abstain on the resolution	43,666
(iv)	The proxy may vote at the proxy's discretion	268,681

The Notice of Annual General Meeting and accompanying documents were lodged with ASX on 1 October 2004.

This notice is given in accordance with ASX Listing Rule 3.13.2.

JILL MASHADO
COMPANY SECRETARY
BIONOMICS LIMITED

Bionomics Limited

11 November 2004

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

SEC MAIL PROCESSING
RECEIVED
NOV 23 2004
WASH. D.C. 202 SECTION

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

Per: Jill Mashado
Company Secretary

Bionomics Limited ABN 53 075 582 740

31 Dalgleish Street Thebarton SA Australia 5031 **Phone** 61 8 8354 6100 **Fax** 61 8 8354 6199 **Email** info@bionomics.com.au

BIONOMICS LIMITED
ABN: 53 075 582 740

ASX RELEASE
11 November 2004

In accordance with Australian Stock Exchange Limited Listing Rule 3.16.1, Bionomics Limited advises the retirement of its Chairman and Non-Executive Director, Mr Fraser Ainsworth effective from the closure of the Annual General Meeting held on 11 November 2004.

Mr Peter Jonson has been appointed Chairman and Non-Executive Director of Bionomics Limited effective from the closure of the Annual General Meeting held on 11 November 2004.

JILL MASHADO
COMPANY SECRETARY
BIONOMICS LIMITED